UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Party City Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-173690	20-1033029
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

80 Grasslands Road Elmsford, New York	10523
(Address of principal executive offices)	(Zip Code)

Michael A. Correale, Chief Financial Officer (914) 345-2020

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01Conflict Minerals Disclosure and Report

This Form SD of Party City Holdings Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD.

Item 1.02Exhibit

The Company is filing its Conflicts Minerals Report as Exhibit 1.02 to this report.

Item 2.01Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Conflict Minerals Report of Party City Holdings Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PARTY CITY HOLDINGS INC.
(Registrant)

By:	/s/ Michael A. Correale	June 2, 2014
	Michael A. Correale	Date
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.02	Conflict Minerals Report of Party City Holdings Inc.